Mail Stop 3561

January 24, 2007

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

> **Re:** **Sequa Corporation**
> **File No. 1- 804**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Ms. Costello:

We have reviewed your December 15, 2006 correspondence and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

1. You have indicated that as of September 30, 2006, June 30, 2006, and December 31, 2005, unbilled revenues recorded as an asset in relation to your power-by-the-hour and material-by-the-hour contracts were $56.7 million, $47.3 million, and $39.3 million, respectively. It is our understanding that these amounts can be subsequently billed based upon the actual hourly usage by your customers of their specified engines, aircrafts, or auxiliary power units.

   Please explain to us the facts and circumstances of these contracts that have led to significant unbilled receivable balances. That is, explain why the actual hourly usage from the beginning of these contracts through the balance sheet dates did not generate enough billable revenue to cover the fair value of the delivered elements. As part of your response, explain to us the reason for the increase in unbilled revenues over these three balance sheet dates. In addition, explain to us why and when the circumstances of these contracts will change in order to reduce the unbilled revenues. That is, explain why and when either actual hourly usage will increase or the number of deliverables will decrease. And finally, quantify for us the amount of unbilled revenues that is attributable to the United Airlines contract.

2. Please tell us both (1) the estimated contract value and (2) the estimated fair value of repair and overhaul services and part replacements, for the United Airlines contract, as of the date of contract execution. In addition, tell us whether United Airlines reviewed these amounts.

3. Please explain to us how you have considered paragraph 14 of EITF 00-21 in accounting for the above referenced contracts. Under paragraph 14, "the amount allocated to a delivered item(s) is limited to the amount that is *not* contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount)." In that regard, we assume you would only be permitted to continue billing under the contract (and thus recover the unbilled receivable balance) if you continue to perform as specified under the contract. Since your unbilled revenues are contingent upon both your continued performance and the actual hourly usage subsequent to a balance sheet date, please explain why these revenues would not be considered "contingent" for purposes of applying paragraph 14. If these revenues are in fact contingent, it is unclear why revenue attributed to delivered items has not been limited to amounts that can actually be billed as of a balance sheet date. In summary, please explain to us in detail how your accounting is consistent with paragraph 14 of EITF 00-21.

4. Please explain to us how you have considered paragraph 15 of EITF 00-21 in accounting for the above referenced contracts. Specifically, paragraph 15 states that "the measurement of revenue per period should be limited to the measurement that results from assuming that cancellation of the arrangement will not occur." Consequently, revenue under your contracts is limited to the amount that you are contractually entitled to as of the balance sheet date assuming no customer cancellation. Under this first sentence you cannot assume contract cancellation since it is under the control of a customer. Paragraph 15 presents a dual part test, whereas you must apply the first sentence to all arrangements, and then, only after you have limited the revenue under the first sentence, can you apply the customer contract cancellation provisions to any unbilled receivable.

5. In regard to the customer cancellation provisions, please also explain to us how you have applied the second sentence in paragraph 15 to the termination for convenience provision in the United Airlines contract. Under paragraph 20.2 of this contract, "United will pay to Seller all costs incurred by Seller." It appears that this provision would require you to limit the amount of revenue to actual costs incurred without regard to revenue attributable to any normal gross profit or an expected service mark-up.

6. Please explain to us how you have applied the "more favorable terms" provision included in the United Airlines contract to your accounting for the underlying contract. The provision dictates that the price you charge United Airlines under the contract for goods and services is not to be greater than the price you charge

other customers for the sale of "comparable goods and services." You have previously indicated that "[t]he fair value of each undelivered item expected to be provided over the term of the contract is based on the price [you] charge other customers for similar deliverables when sold on a stand alone basis." Since the total arrangement consideration for the United Airlines contract exceeds the aggregate fair value of all repairs estimated to be delivered under the arrangement, it appears that you are charging United Airlines more than other customers. Consequently, it appears inappropriate to recognize revenue in an amount greater than the price you charge customers for similar deliverables when sold on a stand alone basis if this amount is potentially forfeitable.

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You may contact Jeffrey Sears at (202) 551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief